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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
________________________________________________________________________________

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)
________________________________________________________________________________

                                 LANTRONIX, INC.
                       (Name of Subject Company (issuer))

________________________________________________________________________________

                                     Issuer
     (Names of Filing Persons (identifying status as offeror, issuer or other person))
________________________________________________________________________________

               Options to Purchase Common Stock, Par Value $0.0001
                         (Title of Class of Securities)
________________________________________________________________________________

                                      N/A*
                      (CUSIP Number of Class of Securities)
________________________________________________________________________________

                                  Marc Nussbaum
                         Interim Chief Executive Officer
                                 Lantronix, Inc.
                             15353 Barranca Parkway
                            Irvine, California  92618
                                 (949) 453-3990
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
________________________________________________________________________________

                                   Copies to:
       Jack Sheridan, Esq.
        John Turner, Esq.                          Vincent J. Roth, Esq.
Wilson, Sonsini, Goodrich & Rosati, PC                 Lantronix, Inc.
       650 Page Mill Road                         15353 Barranca Parkway
Palo Alto, California  94304-1050                Irvine, California  92618
           (650) 493-9300                             (949) 453-3990

                            Calculation of Filing Fee

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     Transaction valuation**                         Amount of filing fee
     $1,318,857                                          $121.35***

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*** Previously Paid

  ** Set forth the amount on which the filing fee is calculated and state how it was determined.

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,964,053 shares of common stock of Lantronix, Inc. having an aggregate value of $1,318,857.00 as of December 19, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

[_]  Check  the  box  if  any  part  of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable
                    Form or Registration No.:  Not Applicable
                          Filing Party:  Not applicable
                           Date Filed:  Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party  tender  offer  subject  to  Rule  14d-1.
[X]  issuer  tender  offer  subject  to  Rule  13e-4.
[_]  going-private  transaction  subject  to  Rule  13e-3.
[_]  amendment  to  Schedule  13D  under  Rule  13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

**    There  is  no  trading  market or CUSIP number for the options.  The CUSIP number  for  the  underlying  common  stock  is  516548-10-4.

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Introductory  Statement.

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Lantronix, Inc., a Delaware corporation ("Lantronix" or the "Company") with the Securities and Exchange Commission on December 19, 2002 (the "Schedule TO"), relating to our offer to replace certain outstanding eligible stock options to purchase shares of our Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange, as filed and amended.

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The  stock  option  exchange program described in the Offer to Exchange has been extended until 9:00 pm, Pacific Time, on January 24, 2003. The term "expiration date" as used throughout the Offer to Exchange is hereby amended and restated as "9:00 pm, Pacific Time, on January 24, 2003."


ITEM  12.     EXHIBITS.

(a) (9) Text of January 20, 2003 email communication to employees who have not yet participated.


(a) (10) Text of January 20, 2003 email communication to employees announcing the extension of the expiration date of the Tender Offer.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            LANTRONIX, INC.


                                            /S/ MARC NUSSBAUM
                                            __________________________________
                                            (Signature)

                                            Interim Chief Executive Officer

                                            January 20, 2003

                                INDEX TO EXHIBITS

EXHIBIT         DESCRIPTION
NUMBER
-----------     ----------------------------------------------------------------

  (a)  (1)**    Offer to Exchange, dated December 19, 2002.

       (2)* Letter from Marc Nussbaum, Interim Chief Executive Officer, dated December 19, 2002.

       (3)*     Election Form.

       (4)*     Withdrawal Form.

       (5)*     Form of Promise to Grant Stock Option.

       (6)*     Form of Confirmation of Receipt of Election Form.

       (7)*     Form of Confirmation of Receipt of Notice to Withdraw From the
                Offer.

       (8)*     Power  Point  Presentation:  Lantronix  2003  Stock  Option
                Exchange  Program

       (9) Text of email communication to employees who have not yet participated.

       (10) Text of January 20, 2003 email communication to employees announcing the extension of the expiration date of the Tender Offer.

  (d)  (1)*     Lantronix, Inc. 2000 Stock Plan.

       (2)* Lantronix, Inc. 1994 Non Statutory Option Plan and form of stock option agreement for use thereunder.

       (3)* Lantronix, Inc. 1993 Incentive Stock Option Plan and form of stock option agreement for use thereunder.

       (4)*     Lightwave Communications, Inc. 2001 Stock Plan.

       (5)*     Premise Systems, Inc. 2001 Stock Option Plan.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 19, 2002.

** Previously filed as an exhibit to the Schedule TO (Amendment No. 1) filed with the Securities and Exchange Commission on January 8, 2003.